Date            26 May 2000
Number          47/00


BHP ANNOUNCES SALE OF US WEST COAST STEEL BUSINESSES

The Broken Hill Proprietary Company Limited (BHP) today announced the sale of its US West Coast steel businesses for US$234 million to IMSA Acero, a wholly owned subsidiary of Grupo IMSA S.A.. The West Coast businesses comprise Coated Steel Corporation USA (CSC) and Steel Building Products USA (SBP).

The sale consideration for the West Coast businesses also includes a positive working capital adjustment to be determined at closing of the sale and includes an earn-out mechanism which will be based on the future performance of the business. As the consideration is less than the carrying value of the assets, BHP will recognise a loss on the sale of approximately US$135 million. The sale is subject to regulatory approvals.

The transaction forms part of BHP's portfolio management activities to position the Company as a natural resources company with a regional steel focus. As such, it is also an integral component of the BHP Steel strategic review, announced in October 1999. This review determined that BHP's steel portfolio would be based around its Australian and Asian flat and coated products business. To this end, the Australian long products business is planned to be spun out later this calendar year. BHP continues to evaluate the market situation in relation to the divestment of BHP's 50 per cent interest in the Delta compact steel mill in Ohio.

Coated Steel Corporation (CSC) is a producer of coated steel products with two steel coating assets, a pickle line, cold mill, galvanizing line and an organic coating line at the Kalama, Washington State facilities, and metallic and organic coating lines at Rancho Cucamonga, California. Steel Building Products is a leading manufacturer and distributor of rollformed steel products and accessories on the West Coast of the United States.

Grupo IMSA is a diversified industrial company, based in Monterrey, Mexico, with interests ranging across steel, aluminium and plastics, automotive components and batteries.

Contact:
MEDIA RELATIONS:                            INVESTOR RELATIONS:
Mandy Frostick                              Robert Porter
Manager Media Relations                     Vice President Investor Relations
Ph:     +61 3 9609 4157                     Ph:     +61 3 9609 3540
Mob:    +61 419 546 245                     Mob:    +61 419 587 456


Pierre Hirsch
BHP Investor Relations - San Francisco
Tel: +1 415 774 2030